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bgllp.com
March 10, 2008
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Batesville Holdings, Inc. Registration Statement on Form 10 File No. 001-33794
Ladies and Gentlemen:
On behalf of Batesville Holdings, Inc. (the “Registrant”), we are responding to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 4, 2008, with respect to Amendment No. 2 to the Registration Statement referred to above (the “Registration Statement”) and the related Information Statement (the “Information Statement”).
The Registrant today has filed through EDGAR Amendment No. 3 to the Registration Statement. A revised Information Statement is included as Exhibit 99.1 to Amendment No. 3 to the Registration Statement.
For your convenience, we have repeated in bold type the Staff’s comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Certain terms used in this letter that are defined in the Information Statement have the meanings given to those terms in the Information Statement.

United States Securities and Exchange Commission
March 10, 2008

Information Statement
The Separation, page 13
Background of and Reasons for the Separation, page 18
1.	We note your response to comment 5 in our letter dated January 25, 2008. However, we also note that you disclose specific risks related to the separation beginning on page 7 of the Risk Factors. Therefore, please disclose whether Original Hillenbrand’s board considered these risks. Also clarify which of the factors you list on page 18 either supported the separation decision or were potentially negative factors concerning the separation.

Response: The Registrant has revised the disclosure on page 19 of the Information Statement as requested to indicate that the Board considered the risks described in the Information Statement under the heading “Risk Factors—Risks Relating to the Separation.” The Registrant has not added a discussion of whether the factors listed on pages 18-19 considered by the Board were positive or negative factors in the decision to pursue the separation because such categorization of the factors is not practicable or would be duplicative of other disclosures. The listed factors fall into one of the following categories:
•	Factors that were neutral with respect to the decision to separate but that nevertheless merited consideration by the Board to determine how these matters would be addressed in the separation;
•	Factors that are already addressed in “Risk Factors” or in the discussion of material expected benefits of the separation on page 19; or
•	Factors that cannot be characterized as positive or negative because they had both positive and negative aspects or because different Board members may have had different views as to whether the factors supported separation.
Interests of Certain Persons in the Separation, page 20
2.	We note your response to comment 4 in our letter dated January 25, 2008 and your disclosure that Original Hillenbrand and New Hillenbrand expect to incur charges of $16 to $19 million in connection with the modification or acceleration of the outstanding equity-based awards. Please clarify whether your executive officers and/or directors will hold securities that accelerate and vest in full as a result of the distribution. If so, disclose in tabular format in this section of the filing, on an individual and group basis, the number of unvested securities that will vest and the

United States Securities and Exchange Commission
March 10, 2008

value of such securities. Also disclose in this section, on an individual and group basis, the equity grants, including their associated dollar value made to the executive officers and directors in connection with the distribution.

Response: The Registrant has revised the disclosure on pages 21-22 of the Information Statement as requested to provide a table that discloses for each of the Registrant’s Named Executive Officers and directors and its executive officers and directors as a group:
•	The number and value of Original Hillenbrand deferred stock shares that will vest upon completion of the distribution and be replaced by unrestricted shares of New Hillenbrand common stock; and
•	The number of Original Hillenbrand stock options and deferred stock shares that will be replaced by New Hillenbrand stock options and deferred stock shares in connection with the distribution.
The Registrant also has added disclosure on page 23 of the Information Statement regarding the terms of new equity-based awards that will be made to Kenneth A. Camp in connection with the distribution. These awards to Mr. Camp are the only equity-based awards that will be made to our executive officers and directors in connection with the distribution other than in replacement of outstanding Original Hillenbrand equity-based awards.
Unaudited Pro Forma Combined Financial Statements, page 30
Prior Comment No. 7
3.	It appears to us from the information you have provided on the incremental costs associated with operating as a separate public company that your estimates are sufficiently detailed to meet the criteria outlined in Article 11-02(b)(6)(i-iii) of Regulation S-X. As such, please revise to include at least the minimum range as an adjustment to your pro forma income statements. We note that due to the marginal effect of the current pro forma adjustments, this additional adjustment could be material to your investors.

Response: The Registrant has revised the Information Statement as requested to reflect $5.0 million and $1.3 million, respectively, of incremental costs associated with operating as a separate public company in the pro forma income statements for the fiscal year ended September 30, 2007 and the three months ended December 31, 2007.

United States Securities and Exchange Commission
March 10, 2008

Hillenbrand Form 8-K Dated February 19, 2008
4.	According to Article 11-02(b)(6) of Regulation S-X, pro forma adjustments are computed assuming the transaction was consummated at the beginning of the most recent fiscal year, rather than the earliest period presented as stated in your Basis of Presentation. Article 11-02(c)(2)(i) of Regulation S-X states that the pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date. Please revise accordingly.

Response: With respect to the point on presenting pro forma adjustments only for the most recent fiscal year, the Registrant agrees and has updated the Basis of Presentation to clarify this point. It should be noted, however, that the years prior to the most recent fiscal year contain no pro forma adjustments other than those necessary to remove the effects of Batesville Holdings, Inc. to reflect the distribution consistent with their pending treatment as a discontinued operation.

In regards to the second point and the number of pro forma periods to be presented, while we understand the normal pro forma requirements of Article 11 of Regulation S-X, in consulting with Topic Three of the SEC Training Manual, Section II. C., the guidance in Item 1 indicated that while the latest fiscal year and interim period are normally required for pro forma income statement information, if one of the two items described in Item 2 are present, the pro forma information should be presented for all periods required in historical financial statements. As one of these conditions related to the presentation of discontinued operations that are not yet required to be reflected in historical statements, we felt it appropriate in the circumstances to provide this information for all fiscal years back to fiscal 2005. In addition, this is in line with the reporting that will be required to be filed within four days of the actual distribution.
Courtesy packages containing copies of Amendment No. 3 to the Registration Statement, both clean and marked to show changes from Amendment No. 2, and this letter are being delivered to each member of the Staff identified in the Staff’s comment letter.

United States Securities and Exchange Commission
March 10, 2008

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Registration Statement or the Information Statement, please contact the undersigned at 713-221-3309.

Very truly yours, Bracewell & Giuliani LLP
/s/ Charles H. Still, Jr.

Charles H. Still, Jr.

CHS/ms